# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATHAN'S FAMOUS, INC, CIK 0000069733
CUSIP: 632347100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Jericho Plaza, Jericho, New York (NY), 11753
Date of event which requires filing of this statement: 01/20/2026
Filed by CIK 0001053471
Persons authorized to receive notices and communications: Howard M. Lorber, Nathan's Famous, Inc., One Jericho Plaza, Jericho, New York (NY), 11753, (516) 338-8500

## Reporting persons
- Howard M. Lorber (CIK 0001053471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 989,841; shared voting power 0; sole dispositive power 989,841; shared dispositive power 0; aggregate amount beneficially owned 989,841 (24.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: NATHAN'S FAMOUS, INC
Address of issuer's principal executive offices: One Jericho Plaza, Jericho, New York (NY), 11753
Comment:
The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the "Initial Filing") as subsequently amended (as so amended, together with the Initial Filing, the "Schedule 13D") with regard to the shares of common stock, par value $.01 per share (the "Common Stock"), of Nathan's Famous, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, with its principal executive offices located at One Jericho Plaza, Jericho, New York 11753.

Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

This Amendment No. 14 shall be deemed to add disclosure to Item 3, Item 4, Item 6 and Item 7 and amend and restate in its entirety Items 5(a) and 5(b) of the Schedule 13D and amend Item 5(c).

The primary purpose of amending the Schedule 13D is to reflect the change in percentage ownership of Mr. Lorber due to repurchases by the Company of its Common Stock, acquisition of Common Stock upon the exercise of stock options granted by the Company to Mr. Lorber, dispositions of Common Stock due to the withholding of shares of Common Stock to satisfy tax obligations in connection with the exercise of stock options or the vesting of restricted stock issued by the Company to Mr. Lober and the contribution of shares of Common Stock to Lorber Alpha II LP, a Nevada limited partnership, and Lorber Gamma LP, a Nevada limited partnership, in each case subsequent to July 10, 2013, the date of the last Schedule 13-D amendment filed by Mr. Lorber. In addition, (i) on December 8, 2023, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units, (ii) on December 8, 2024, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units and (iii) on December 8, 2025, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units.

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

Subsequent to July 10, 2013, Mr. Lorber acquired 53,218 shares of Common Stock upon the exercise of stock options granted to Mr. Lorber by the Company, disposed of 46,802 shares of Common Stock in connection with the withholding of shares of Common Stock to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options granted to Mr. Lorber by the Company, disposed of 37,860 shares of Common Stock in connection with gifts of such shares of Common Stock, contributed 175,000 shares of Common Stock to Lorber Alpha II LP, contributed 20,320 shares of Common Stock to Lorber Gamma LP and acquired 4,895 shares of Common Stock due to the vesting. In addition, (i) on December 8, 2023, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units, (ii) on December 8, 2024, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units and (iii) on December 8, 2025, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 20, 2026, Smithfield Foods, Inc., a Virginia corporation (the "Buyer"), Boardwalk Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and becoming a subsidiary of the Buyer pursuant to the Merger. Concurrently with the signing of the Merger Agreement on January 20, 2026, Buyer, Merger Sub and the Company entered into a Voting Agreement (the "Voting Agreement") with Mr. Lorber, Lorber Alpha II LP and Lorber Gamma LP (collectively, the "Lorber Signatories") and certain other signatories party thereto, pursuant to which the Lorber Signatories agreed, among other things, to vote their Company shares (a) in favor of the adoption of the Merger Agreement, the Merger and any other actions necessary for the consummation of the Merger and the transactions contemplated by the Merger Agreement, including any proposal to adjourn the Stockholders' Meeting (as defined in the Merger Agreement) to a later date if there are not sufficient votes to obtain the Company Stockholder Approval (as defined in the Merger Agreement) and (b) against any Acquisition Proposal (as defined in the Merger Agreement) and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement.

The Voting Agreement will terminate upon the earlier to occur of (a) the Closing (as defined in the Merger Agreement), (b) the termination of the Merger Agreement in accordance with its terms, (c) the completion of the Stockholders' Meeting and the inspectors' certification of the voting results, (d) written notice of termination of the Voting Agreement by Buyer to the parties to the Voting Agreement, (e) the Company Board (as defined in the Merger Agreement) or a committee thereof having effected an Adverse Recommendation Change (as defined in the Merger Agreement), (f) the entry into or effectiveness of amendment, modification or waiver of the Merger Agreement that (i) reduces the amount or changes the form of the Per Share Merger Consideration (as defined in the Merger Agreement) or (ii) extends the End Date (as defined in the Merger Agreement) beyond October 20, 2026 or (g) with respect to any party to the Voting Agreement, the mutual written agreement of such party and Buyer.

From the execution of the Voting Agreement until the termination of the Voting Agreement, the Lorber Signatories will be subject to customary transfer restrictions with respect to their shares of the Common Stock.

This summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreement, a copy of which is filed as an exhibit to this Amendment No. 14 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned Mr. Lorber is based upon 4,094,405 shares of Common Stock outstanding, which is as of January 20, 2026 based upon 4,089,510 shares of Common Stock outstanding on November 3, 2025 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal period ended September 28, 2025, filed with the Securities and Exchange Commission on November 6, 2025 and reflecting the issuance of 4,895 shares of Common Stock to Mr. Lorber upon the vesting of restricted stock units granted to Mr. Lorber by the Company.

As of the close of business on January 20. 2026, Mr. Lorber beneficially owns 989,841 Shares, representing 24.2% of the issued and outstanding shares of Common Stock, which includes (a) 719,521 shares held directly by Mr. Lorber, (b) 250,000 shares held by Lorber Alpha II LP, a Nevada limited partnership and (c) 20,320 shares held by Lorber Gamma LP, a Nevada limited partnership. Mr. Lorber exercises voting power and dispositive power over the shares of Common Stock held by Lorber Gamma LP and Lorber Alpha II LP. Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II LP. Lorber Gamma, LLC, a Delaware limited liability company, is the general partner of Lorber Gamma LP. Mr. Lorber is the managing member of both Lorber Alpha II, LLC and Lorber Gamma, LLC. The foregoing does not include (a) 22,550 shares of Common Stock held by Lorber Charitable Fund and (b) 20,000 restricted stock units which are unvested. Mr. Lorber disclaims beneficial ownership of 22,550 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Mr. Lorber has sole power to dispose or direct the disposition of 989,841 shares of Common Stock beneficially owned by him, which includes (a) 719,521 shares held directly by Mr. Lorber, (b) 250,000 shares held by Lorber Alpha II LP and (c) 20,320 shares held by Lorber Gamma LP and which does not include the 22,550 shares of Common Stock owned by the Lorber Charitable Fund. Mr. Lorber has sole power to vote or direct the vote of 989,841 shares of Common Stock beneficially owned by him, including (a) 719,521 shares held directly by Mr. Lorber, (b) 250,000 shares held by Lorber Alpha II LP, and (c) 20,320 shares held by Lorber Gamma LP. The foregoing does not include (a) 22,550 shares of Common Stock held by Lorber Charitable Fund and (b) 20,000 restricted stock units which are unvested. Mr. Lorber disclaims beneficial ownership of 22,550 shares of Common Stock held by Lorber Charitable Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Subsequent to July 10, 2013, Mr. Lorber acquired 53,218 shares of Common Stock upon the exercise of stock options granted to Mr. Lorber by the Company, disposed of 46,802 shares of Common Stock in connection with the withholding of shares of Common Stock to satisfy tax withholding obligations related to the vesting of restricted stock or the exercise of stock options granted to Mr. Lorber by the Company, disposed of 37,860 shares of Common Stock in connection with gifts of such shares of Common Stock, contributed 175,000 shares of Common Stock to Lorber Alpha II LP, contributed 20,320 shares of Common Stock to Lorber Gamma LP and acquired 4,895 shares of Common Stock due to the vesting. In addition, (i) on December 8, 2023, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units, (ii) on December 8, 2024, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units and (iii) on December 8, 2025, 10,000 restricted stock units granted to Mr. Lorber on December 8, 2022 vested which resulted in the acquisition of 4,895 shares of Common Stock following the withholding of 5,105 shares of Common Stock to satisfy tax withholdings in connection with the vesting of such restricted stock units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above, including the Voting Agreement filed as an exhibit hereto, is incorporated by reference in response to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit Description
No.
99.1 Voting Agreement dated as of January 20, 2026, by and among Nathan's Famous, Inc., a Delaware corporation, Smithfield Foods, Inc., a Virginia corporation, Boardwalk Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Buyer and the stockholders party thereto (incorporated by reference to Exhibit 2.2 to Nathan's Famous, Inc.'s Current Report on Form 8-K filed on January 21, 2026 with the Securities and Exchange Commission).

## Signatures
- Howard M. Lorber: /s/ Howard M. Lorber, Executive Chairman (01/21/2026)